# SEC Schedule 13D/A (Amendment No. 39) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BARNWELL INDUSTRIES INC, CIK 0000010048
CUSIP: 068221100
Title of class of securities: Common Stock, par value $0.50 per share
Address of issuer's principal executive offices: 1100 ALAKEA ST., SUITE 500, HONOLULU, Hawaii (HI), 96813
Date of event which requires filing of this statement: 04/03/2025
Filed by CIK 0000902749
Persons authorized to receive notices and communications: Ned L. Sherwood, 151 Terrapin Point, Vero Beach, Florida (FL), 32963, (772) 448-3877

## Reporting persons
- Ned L. Sherwood (CIK 0000902749): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,006,033.13; sole dispositive power 0; shared dispositive power 3,006,033.13; aggregate amount beneficially owned 3,006,033.13 (29.9% of the class)
  Comment: * Includes (i) 2,767,995.138 shares of Common Stock held by MRMP-Managers LLC, of which Ned L. Sherwood is the Chief Investment Officer, and (ii) 238,038 shares of Common Stock held by the Ned L. Sherwood Revocable Trust, of which Ned L. Sherwood is the sole trustee and beneficiary. Ned L. Sherwood disclaims beneficial ownership of such Common Stock except to the extent of his pecuniary interest therein.
- MRMP-Managers LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,767,995.13; sole dispositive power 0; shared dispositive power 2,767,995.13; aggregate amount beneficially owned 2,767,995.13 (27.53% of the class)
- Ned L. Sherwood Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 238,038; sole dispositive power 0; shared dispositive power 238,038; aggregate amount beneficially owned 238,038 (2.37% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.50 per share
Name of issuer: BARNWELL INDUSTRIES INC
Address of issuer's principal executive offices: 1100 ALAKEA ST., SUITE 500, HONOLULU, Hawaii (HI), 96813
Comment: This Amendment No. 39 to Statement of Beneficial Ownership on Schedule 13D (this "Amendment No. 39") amends the Statement of Beneficial Ownership on Schedule 13D filed by Ned L. Sherwood on June 11, 2013 (as amended by the Reporting Persons, the "Schedule 13D" or this "Statement"). Except as amended and supplemented by this Amendment No. 39, the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is amended and supplemented as follows: The Reporting Persons hereby issue an additional open letter to shareholders of Barnwell filed as Exhibit 99.1 herewith. The Reporting Persons once again hereby affirm that they have no current intent to engage in a control transaction with the Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Sherwood beneficially owns in the aggregate 3,006,033.138 shares of Common Stock, which represents approximately 29.90% of the Company's outstanding shares of Common Stock. Each percentage ownership of Common Stock set forth in this Statement is based on the 10,053,534 shares of Common Stock reported by the Company as outstanding as of December 13, 2024 in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 17, 2024.
Transactions in the class effected during the past sixty days: No transactions in the Common Stock have been effected by the Reporting Persons since the filing of Amendment No. 32 on May 31, 2024.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Information set forth in Item 4 above is hereby incorporated herein by reference. Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Open Letter to Shareholders, dated as of April 3, 2025

## Signatures
- Ned L. Sherwood: /s/ Ned L. Sherwood, NED L. SHERWOOD (04/03/2025)
- MRMP-Managers LLC: /s/ Ned L. Sherwood, Ned L. Sherwood/Chief Investment Officer (04/03/2025)
- Ned L. Sherwood Revocable Trust: /s/ Ned L. Sherwood, Ned L. Sherwood/Trustee (04/03/2025)